File No.: 82-34985

Financi

06016412

SUPPL

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:6539H
Surfcontrol PLC
14 August 2006

Letter to Surf Control Plc dated August 11, 2006

We hereby notify you in fulfilment of the obligation of disclosure imposed by the provisions of Sections 198 et seq., Part IV of the Companies Act (1985) (the "Act"), that:

(a) As of August 10, 2006, Artisan Partners Limited Partnership, was interested in aggregate, for the purposes of the Act, in 2,383,732 ordinary shares ("APLP shares") comprised in the relevant share capital, as defined in section 198(2) of the Act, of SurfControl Plc (the "Company"). Of the APLP Shares, Artisan International Value Fund was interested in 1,289,725 ordinary shares ("Fund Shares").

(b) We believe that the APLP Shares represented approximately 7 59% of the total issued share capital of the Company as of August 10, 2006.

(c) So far as we are aware at the date of this notice, the registered holders of the APLP Shares are as follows:

Nominee	Shares
State Street Nominees Limited	1,457,355
The Bank of New York Nominees Limited	624,637
Mellon Trust	170,150
Brown Brothers Harriman	94,951
Chase Nominees Limited	36,639

Of the 1,457,355 shares held by State Street Nominees Limited, 1,289,725 are the fund Shares.

(d) In addition, Artisan Investment Corporation, Andrew A. Ziegler, and Carlene M. Ziegler, have a notifiable interest in the APLP Shares by virtue of Section 203(3) of the Act;

(e) So far as we are aware as at the date of this notice, none of the APLP Shares comprise an interest falling within Section 208(5) of the Act.

(f) This notification is given in fulfilment of the obligations of each of Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler, Carlene M. Ziegler, and Artisan International Value fund under the requirements of the Act and their addresses are as stated at the foot of this letter. This notice constitutes separate notifications that have been combined solely for the purposes of clarity and efficiency; it is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

(g) If you have any questions in relation to the contents of this notification, please contact Graeme Baldwin at Herbert Smith LLP on +44 (0)20 7466 2751.

By: Janet P. Olsen*

ANDREW A, ZIEGLER
Andrew A, Ziegler *

CARLENE MURPHY ZIEGLER
Carlene Murphy Ziegler*

ARTISAN FUNDS, INC.
on behalf of its series ARTISAN INTERNATIONAL VALUE FUND

*By: Janet D. Olsen

Vice President of Artisan Investment Corporation
Attorney-in-Fact for Andrew A Ziegler
Attorney-in-Fact for Carlene Murphy Ziegler
General Counsel and Secretary of Artisan Funds, Inc,

From: ARTISAN PARTNERS LIMITED PARTNERSHIP

END

HOLBRGDISBBGGLS

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7229H
Surfcontrol PLC
16 August 2006

Letter to SurfControl Plc
Dated 15 August, 2006

We hereby notify you in fulfilment of the obligation of disclosure imposed by the provisions of Sections 198 et seq., Part IV of the Companies Act (1985) (the "Act"), that:

(a) As of August 14, 2006, Artisan Partners Limited Partnership, was interested in aggregate, for the purposes of the Act, in 2,535,503 ordinary shares ("APLP Shares") comprised in the relevant share capital, as defined in section 198(2) of the Act, of SurfControl Plc (the "Company"). Of the APLP Shares, Artisan International Value Fund was interested in 1,385,894 ordinary shares ("Fund Shares").

(b) We believe that the APLP Shares represented approximately 8.07% of the total issued share capital of the Company as of August 14, 2006.

(c) So far as we are aware at the date of this notice, the registered holders of the APLP Shares are as follows:

Nominee	Shares
State Street Nominees Limited	1,561,164
The Bank of New York Nominees Limited	658,186
Mellon Trust	178,221
Brown Brothers Harriman	99,823
Chase Nominees Limited	38,109

Of the 1,561,164 shares held by State Street Nominees Limited, 1,385,894 are the Fund Shares.

(d) In addition, Artisan Investment Corporation, Andrew A. Ziegler, and Carlene M. Ziegler, have a notifiable interest in the APLP Shares by virtue of Section 203(3) of the Act;

(e) So far as we are aware as at the date of this notice, none of the APLP Shares comprise an interest falling within Section 203(5) of the Act.

(f) This notification is given in fulfilment of the obligations of each of Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler, Carlene M. Ziegler, and Artisan International Value Fund under the requirements of the Act. This notice constitutes separate notifications that have been combined solely for the purposes of clarity and efficiency; it is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

(g) If you have any questions in relation to the contents of this notification, please contact Graeme Baldwin at Herbert Smith LLP on +44 (0)20 7466 2751.

ARTISAN INVESTMENT CORPORATION
for itself and as general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By: Janet D.Olsen*

ANDREW A ZIEGLER

Andrew A. Ziegler*

CARLENE MURPHY ZIEGLER

Carlene Murphy Ziegler*

ARTISAN FUNDS, INC.
on behalf of its series ARTISAN INTERNATIONAL VALUE FUND

By: Janet D.Olsen*

* By
Janet D. Olsen
Vice President of Artisan Investment Corporation
Attorney-in-Fact for Andrew A. Ziegler
Attorney-in-Fact for Carlene Murphy Ziegler
General Counsel and Secretary of Artisan Funds, Inc.

END

HOLBGGDIXBBGGLL

REG-Surfcontrol PLC Notice of Results

RNS Number: 9152H
Surfcontrol PLC
22 August 2006

SURFCONTROL PLC
Notice of Results

SurfControl plc (London: SRF) the global leader in Internet protection, will be announcing Q4 and full year results for the period ended 30 June 2006 on Tuesday 12 September 2006.

An analyst briefing will be held on the day at 9.30am in the offices of UBS, 1 Finsbury Avenue, London. Analysts who wish to attend should contact Caroline Evans-Jones at ICIS on +44 (0) 20 7651 8688 or email caroline@icisnet.com to register.

There will be a conference call at 12pm Eastern Daylight Time for US analysts. Analysts wishing to register for the call should also contact Caroline for the dial-in details.

A replay of the call will be available through to 21 October, by dialing 01296 618 700 from the UK, pin: 428636 - or by dialling 888 286 8010 from the US, pin: 92274063.

A copy of the Results presentation will be available on the "Financial Information" page in the Investor section of SurfControl's Website at: www.surfcontrol.com.

For further information:

ICIS Financial PR	+44 (0) 207 651 8688
Tom Moriarty	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl	+44 (0) 1260 296 257
Pat Sueltz, CEO	pat.sueltz@surfcontrol.com
Simon Wilson, CFO	simon.wilson@surfcontrol.com
Beverley Boettcher, Investor Relations	beverley.boettcher@surfcontrol.com

About SurfControl

SurfControl is the first company to provide comprehensive Internet protection: on-demand, at the gateway (appliance or software), and at the client. SurfControl gives customers 360 degrees Internet protection and covers all points of Internet vulnerability -- including inbound and outbound communication and employees on or off the network. All products in SurfControl's Enterprise Protection Suite are backed by industry-leading threat detection, delivered by SurfControl's Global Threat Experts working 24/7 to provide customers with dynamic protection against emerging threats. The company has more than 24,000 customers worldwide, and employs more than 600 people in offices across the United States, Europe and Asia/Pacific. For further information and news on SurfControl, please visit http://www.surfcontrol.com.

END
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